MERANT PLC

7 July 2000


MERANT plc

Analyst Seminar

MERANT will be hosting a seminar for investors and brokers' analysts this morning. The seminar is part of MERANT's ongoing
Investor Relations communications programme to educate these audiences on MERANT's business.

A team of MERANT executives will host the event, led by Gary Greenfield, Chief Executive Officer, and Ken Sexton, Chief Financial Officer. Presentations by MERANT executives will focus on business strategy, solutions, market position, and opportunities for future growth.

MERANT recently announced its results for the fiscal year ended 30 April 2000. MERANT will not be commenting on the trading results for the current fiscal quarter. MERANT currently plans to announce its financial results for the first fiscal quarter ending 31 July 2000 on 22 August 2000.

Enquiries:

John Woolland				020 7567 8000
UBS Warburg

Giles Sanderson / Jon Earl		020 7831 3113
Financial Dynamics